Exhibit (a)(36)

AMENDMENT NO. 35

TO THE DECLARATION OF TRUST OF

NORTHERN FUNDS

(a Delaware statutory trust)

This Amendment No. 35 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective February 14, 2014, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration of Trust”).

WHEREAS, on February 14, 2014, the Trustees unanimously voted to approve changes to the name and designation of the Enhanced Large Cap Fund to the “Large Cap Core Fund”;

NOW, THEREFORE, the Declaration of Trust is hereby amended as follows:

1. The name and designation of the Enhanced Large Cap Fund shall be changed to the “Large Cap Core Fund.”

2. All references in the Declaration of Trust to the “Declaration” shall mean the Declaration of Trust as amended by this Amendment.

3. Except as specifically amended by this Amendment, the Declaration of Trust is hereby confirmed and remains in full force and effect.